United States securities and exchange commission logo





                              July 2, 2020

       Chuck Pettid
       President and Director
       Fig Publishing, Inc.
       335 Madison Avenue, Suite 7E
       New York, NY 10017

                                                        Re: Fig Publishing,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 8, 2020
                                                            File No. 024-11236

       Dear Mr. Pettid:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A Filed June 8, 2020

       Cover Page

   1. You disclose that you may undertake one or more closings on a rolling basis. Please revise to clarify the
situations when a closing will occur and the events or contingencies that must occur for the
funds to be available to you.
       Summary
       Our Business, page 1

   2.                                                   You disclose at the
bottom of page 1 and elsewhere that you have generated
                                                        approximately
$6,000,000 in revenue in game sales. Please clarify what you mean by
                                                        "revenue from game
sales." For example, it is not clear whether this represents your revenue share under
your license agreements, service fees or other game-related sources of revenue.
 Chuck Pettid
Fig Publishing, Inc.
July 2, 2020
Page 2
3. You disclose that, "[f]rom January 1, 2016 through April 30, 2020, we hosted three of the top ten successful crowdfunding campaigns, measured in terms of aggregate rewards pledged and investments reserved or made, as applicable." Please clarify whether you are referring to the entire population of crowdfunding campaigns during this period or a particular segment.
Illustrative Revenue Sharing and Dividend Example, page 6

4. In footnote 3, you disclose that the table arbitrarily assumes that Fig's Revenue Share is
         22.6%. It appears that you assumed that the revenue to Fig would be 18% in the testing the waters material that you filed as an exhibit. Please advise. Risk Factors
The COVID-19 pandemic and containment efforts across the globe..., page 21

5. Please expand your risk factor to address its impact of COVID-19 on potential retailers of your licensed products and how this has or could impact your revenues.
If
         material, discuss how COVID-19 has impacted pre-orders by retailers. In this regard, an
         April 4, 2020 news article indicated that Intellivision had to stop taking purchase orders from retailers because of the coronavirus outbreak.
Following a defined time after the delivery of a particular developed game..., page 25

6. Your risk factor disclosure indicates that following a defined time after the delivery of a particular game, you will have the right to cancel a series of game shares. Your disclosure on pages 48 and 68, however, suggests that there is no such minimum defined period and
         that the board may cancel a series of game shares    in its
discretion.    Please advise, or
         revise your disclosure as necessary.
Our Business
Our Process, page 30

7. You identify the products you have licensed on page 32. For each licensed product, quantify the amount of funds provided to the developer and company's royalties/revenue share received to date so that investors understand the company's track record with regard to selecting developers, managing the game development cycle and the financial outcomes
FirstName LastNameChuck Pettid
        for the company. Also discuss products you have licensed and funded that have not
Comapany     NameFig
        generated      Publishing,
                   revenue becauseInc.
                                    the product development was not completed,
the product was
July 2, developed
        2020 Page and
                    2 not published, or the license was terminated.
FirstName LastName
 Chuck Pettid
FirstName   LastNameChuck  Pettid
Fig Publishing, Inc.
Comapany
July 2, 2020NameFig Publishing, Inc.
July 2,3 2020 Page 3
Page
FirstName LastName
Amico License Agreement, page 38

8. The Calculated Rates for each tier provides for different percentages for Direct System
         Revenue, Indirect System Revenue and Revenue derived from Purchasable Games.
         Please explain what is covered by these revenue sources under the license agreement.
         With respect to purchasable games, please explain how revenue from purchasable games is affected when a customer purchases a game developed by a third party compared to a game that is developed internally at Intellivision.
The Game Console, the Developer and the Shares
The Developer and Console Maker, page 38

9. You disclose that Intellivision pre-sold over $100,000 of Amico consoles to certain
         "VIPs" and prospective retailers. Your website indicates that the deposits for pre-orders are refundable. Please clarify whether the preorders to "VIPs" and prospective retailers are also refundable and non-binding.
Potential Cumulative Dividends, page 43

10. It appears you have provided the chart for Fig Game Shares - CTT, rather than FGS -
         Amico. Please provide the relevant chart. Furthermore, if you include the chart at the
         URL provided on page 38, please explain why you use $250 per share to determine the break-even point in this chart when the shares are being sold at $1,000 per share. In addition, consider adding the impact on sales volume and break even point to demonstrate the impact of discounting the sales price (e.g., show impact of a 10% or 25% reduction in the sales price of the console).
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Acquisition by Republic, page 46

11. We note that the company's prior parent, Loose Tooth Technologies Inc., retains 100% of revenues under then-existing license agreements with developers, net of certain expenses;
         and a revenue share of 50% of Fig   s future gross income received
from development
         projects which begin raising capital on Fig.co in 2020 or 2021. Discuss how this will impact the company's results of operations and liquidity. Specifically, disclose whether the current license agreement regarding Amico falls under the agreement with the prior parent. If so, explain how this will impact the amount of dividends that holders of FGS -
         Amico shares will receive.
Game-Specific Accounting, page 48

12. Please revise the tables to provide the final results of each of the games and related Fig
         Shares for the games sold to Microsoft. This disclosure should be similar to information you provided in the Form 1-U filed on October 1, 2019.
 Chuck Pettid
FirstName   LastNameChuck  Pettid
Fig Publishing, Inc.
Comapany
July 2, 2020NameFig Publishing, Inc.
July 2,4 2020 Page 4
Page
FirstName LastName
13. We note that you exclude license agreements for games not related to securities sold pursuant to Regulation A from the table showing the sharing of sales receipts by game and the table showing the allocation of assets and liabilities by game. Please add those games to the tables to the extent material to the company or an investor in FGS - Amico shares.
Independent Auditor   s Report, page F-2

14.      Please revise to include the accountant   s report for the
consolidated financial statements
         of Fig Publishing, Inc. and Subsidiaries as of and for the year ended September 30, 2018 pursuant to Rule 2-02 of Regulation S-X. In addition, include the related consent from the audit firm as an exhibit pursuant to Item 17.11 of Form 1-A.
Notes to Consolidated Financial Statements
Note 11     Subsequent Events
Acquisition of Fig Publishing, page F-21

15. Please clarify how fifty percent of all future accounts payable until January 1, 2022 will be settled in consideration for the sale of your outstanding common stock to OpenDeal
         Inc. dba Republic. In this regard, we note your disclosure on page 46 that Republic agreed
         to pay Loose Tooth 50% of Fig   s future gross income from development
projects which
         begin raising capital on Fig.co in 2020 or 2021.
Part III     Exhibits
Exhibit 11.1, Consent of Independent Auditor, page II-1

16.      The independent auditor   s consent refers to the report with respect
to your financial
         statements as of and for the years ended September 30, 2019 and 2018. However, the offering circular only includes the report with respect to your financial statements as of and for the year ended September 30, 2019. The auditor should revise its consent accordingly.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Chuck Pettid
Fig Publishing, Inc.
July 2, 2020
Page 5

       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



FirstName LastNameChuck Pettid                          Sincerely,
Comapany NameFig Publishing, Inc.
                                                        Division of Corporation
Finance
July 2, 2020 Page 5                                     Office of Technology
FirstName LastName